UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From to

Commission File Number 0-49992

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

AMERITRADE HOLDING CORPORATION ASSOCIATES 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

AMERITRADE HOLDING CORPORATION

4211 SOUTH 102nd STREET
OMAHA, NE 68127-1031

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)	7
Consent of Independent Registered Public Accounting Firm

All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 24, 2005

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

CASH	$—	$35,474

EMPLOYER CONTRIBUTION RECEIVABLE	5,598,707	4,733,683

PARTICIPANT CONTRIBUTIONS RECEIVABLE	140,911	—

DUE FROM BROKERS	136,090	—

INVESTMENTS, at fair value (Notes 3 and 4)	109,321,157	93,085,666

TOTAL ASSETS	115,196,865	97,854,823

LIABILITIES

DUE TO BROKERS	157,615	—

TOTAL LIABILITIES	157,615	—

NET ASSETS AVAILABLE FOR BENEFITS	$115,039,250	$97,854,823

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments (Note 3)	$3,244,386	$48,342,190
Mutual fund dividends	480,058	215,388
Interest income	59,802	22,485

Net investment income	3,784,246	48,580,063
Contributions:
Employer contributions	5,602,140	4,733,683
Participant contributions	7,027,085	5,306,032

Total additions	16,413,471	58,619,778

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to plan participants	7,338,290	6,842,983
Administrative fees (Notes 2 and 4)	260,127	213,561

Total deductions	7,598,417	7,056,544

Transfers from acquired company plans (Note 7)	8,369,373	—

NET INCREASE	17,184,427	51,563,234

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	97,854,823	46,291,589

End of year	$115,039,250	$97,854,823

The accompanying notes are an integral part of the financial statements.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF PLAN

The following description of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution profit sharing and 401(k) plan covering employees of Ameritrade Holding Corporation and its participating affiliated companies (collectively, the “Company”) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions – Effective January 1, 2004, participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code. During 2003, participants’ salary deferrals were limited to 50% of their compensation. Participants direct the investment of all contributions into various options offered by the Plan. In addition, participants may transfer fund balances between the various fund options, including Company common stock and self-directed brokerage accounts. The Company makes contributions to the Plan at its discretion.

Participant Accounts – Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings (or losses), and charged with an allocation of administrative fees, provided however, that forfeitures are first used to pay administrative fees and any excess fees are then charged to participant accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Prior to January 1, 2004, Company contributions and earnings (losses) thereon vested 20% after the second year of continuous service and vested an additional 20% each year, with 100% vesting occurring for all participants after six years of service. Effective January 1, 2004, Company contributions and earnings (losses) thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants immediately vest in their contributions plus actual earnings (losses) thereon.

Participant Loans – Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed 5 years.

Payment of Benefits – On termination of service, a participant may elect to receive either a lump-sum payment or installment payments.

Forfeited Accounts – Forfeitures are first used to pay the Plan’s administrative expenses and then used to supplement the Company’s discretionary contributions. In addition to the discretionary contributions, forfeitures of $742,701 and $295,612 were allocated to participant accounts for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, unallocated forfeitures of $746,861 and $272,158, respectively, were included in investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation – Investments are valued as follows:

•	Ameritrade Holding Corporation Common Stock – The common stock is stated at fair value as determined by quoted market prices.

•	Mutual Funds – Mutual funds are stated at fair value as determined by quoted net asset value.

•	Self-directed Accounts – Investments in self-directed accounts are stated at fair value as determined by quoted market prices and quoted net asset values of the investments held therein.

•	Participant Loans – Loans to participants are carried at the principal amount outstanding, which approximates fair value.

Income Recognition – Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net appreciation (depreciation) in fair value of investments is determined using the beginning of the year fair value or purchase price if acquired during the year.

Administrative Costs – The Company pays certain administrative costs for the Plan. Only costs paid by the Plan are reflected in the Plan’s financial statements.

Payment of Benefits – Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2004	2003
Investments at fair value as determined by quoted market price:
Ameritrade Holding Corporation common stock	$68,459,332	$70,982,153
Franklin Small-Mid Cap Growth Fund	6,058,858	*

*	Investment represented less than 5% of Plan net assets as of December 31, 2003.

During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value, as follows:

	Years Ended December 31,
	2004	2003
Net Change in Fair Value:
Investments at fair value as determined by quoted market price:
Ameritrade Holding Corporation common stock	$453,217	$44,847,823
Common stocks	188,382	—
Exchange-traded funds	418,734	—
Mutual funds	2,184,053	3,494,367

Net appreciation in fair value of investments	$3,244,386	$48,342,190

4.	PARTIES-IN-INTEREST

The Plan holds shares of Ameritrade Holding Corporation common stock. Ameritrade Holding Corporation is the Plan sponsor. Ameritrade, Inc., a wholly owned subsidiary of Ameritrade Holding Corporation, acts as the broker for the Plan’s self-directed brokerage accounts. Administrative and recordkeeping fees of $256,672 and $207,460 were paid to Intrust Bank, N.A. in 2004 and 2003, respectively. Intrust Bank, N.A. is the discretionary trustee as defined by the Plan. These transactions qualify as party-in-interest transactions.

At December 31, 2004, the Plan held 4,814,299 shares of common stock of Ameritrade Holding Corporation, the sponsoring employer, with a cost basis of $23,095,162.

5.	TAX STATUS

The Plan obtained a favorable tax determination letter, dated April 3, 2003, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	TRANSFERS FROM ACQUIRED COMPANY PLANS

On January 1, 2004, assets held in the Datek Online Holdings Corporation 401(k) Plan with a fair value of $7,161,347 were transferred into the Plan. On August 1, 2004, assets held in the Bidwell & Company Standardized Code 401(k) Profit Sharing Plan with a fair value of $1,208,026 were transferred into the Plan. These transfers are reflected on the Statements of Changes in Net Assets Available for Benefits as transfers from acquired company plans.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) – SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2004

Column B	Column C	Column E
	Description of Investment
	Including Collateral,
Identity of Issue , Borrower,	Rate of Interest, Maturity	Current
Lessor or Similar Party	Date, Par or Maturity Value	Value
Ameritrade Holding Corporation*	Common stock, 4,814,299 shares	$68,459,332
Ameritrade, Inc.*	Self-directed brokerage accounts (comprised of various self-directed investments)	8,193,118
American Century Investments	American Century Capital Income Fund, 83,059 shares	673,607
American Century Investments	American Century Ultra Fund, 32,086 shares	956,482
American Independence Funds	American Independence Money Market Fund, 3,841,885 shares	3,841,885
Federated Investors, Inc.	Federated Max Cap Institutional Fund, 210,048 shares	5,146,170
Federated Investors, Inc.	Federated Stock Trust Fund, 80,200 shares	2,981,836
Federated Investors, Inc.	Federated Ultrashort Bond Fund, 73,665 shares	137,753
Franklin Resources, Inc.	Franklin Small-Mid Cap Growth Fund, 177,367 shares	6,058,858
Lazard Asset Management Securities LLC	Lazard International Equity Fund, 125,586 shares	1,625,084
American Independence Funds	Nestegg Capital Preservation Fund, 6,942 shares	72,609
American Independence Funds	Nestegg 2010 Fund, 28,771 shares	303,539
American Independence Funds	Nestegg 2020 Fund, 74,602 shares	769,149
American Independence Funds	Nestegg 2030 Fund, 101,724 shares	1,058,947
American Independence Funds	Nestegg 2040 Fund, 90,967 shares	946,054
Pacific Investment Management Co.	PIMCO Total Return Fund, 267,487 shares	2,854,086
Royce & Associates, LLC	Royce Low Priced Stock Fund, 136,698 shares	2,095,582
Franklin Resources, Inc.	Templeton Institutional Emerging Markets Fund, 106,562 shares	1,608,017
The Vanguard Group, Inc.	Vanguard Explorer Fund Admiral, 13,710 shares	951,754
Loans to Participants*	Maturing from January 2005 to September 2009, interest range: 5.00% to 10.5%	587,295

		$109,321,157

*	Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Employee Benefit Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN

Date: June 27, 2005	By:	/s/ John R. MacDonald

John R. MacDonald
Ameritrade Holding Corporation
Executive Vice President, Chief Financial Officer
and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm